January 7, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549
Attn: Larry Spirgel

Re:	Debut Broadcasting Corporation, Inc.
Form 10K for the Fiscal Year Ended December 31, 2008
Filed April 1, 2009
Form 10Q for the Quarterly Periods Ended September 30, 2009 filed November 14, 2009
File No. 000-50762

Dear Mr. Spirgel:

On behalf of Debut Broadcasting Corporation, Inc., a Nevada corporation (the “Company”), set forth below the Company’s requests an extension of time to Monday, January 11 to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated December 10, 2009.  We regret that your letter did not arrive in our office until January 4, 2009, and appreciate in advance your allowance of adequate time for a response.

Should you have any questions or comments concerning this request for an extension of time for response to your comment letter, please contact me at (615) 775-1931.

Best Regards,

Sariah Hopkins
Executive Vice President and
Chief Financial Officer

Cc:	Kathryn Jacobson, Securities and Exchange Commission
Steven Ludwig, Debut Broadcasting Corporation, Inc
Ron Silberstein, Maddox Unger Silberstein, PLLC

Historic Music Row   1025  16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax